Exhibit (k)(2)

AMENDMENT TO

ADMINISTRATION AGREEMENT

AMENDMENT made as of the 1st day of November, 2010 and effective as of August 1, 2010, between CITI FUND SERVICES OHIO, INC., (formerly known as BISYS Fund Services Ohio, Inc.) (“Citi”), an Ohio corporation having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219, and the entities signing this Amendment (each, a “Fund”), to that certain Administration Agreement, dated as of February 1, 2010, between each Fund and Citi (as amended and as in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, pursuant to the Agreement, Citi performs certain administration, fund accounting and transfer agency services for the Funds;

WHEREAS, the parties wish to extend the term of the Agreement and adjust certain fees;

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Funds and Citi hereby agree as follows:

1.	Amendments.

(a)	The first sentence of Section 6(a) is deleted and replaced with the following:

“This Agreement shall become effective as of February 1, 2010 (notwithstanding the date of execution of this Agreement) (the “Commencement Date”) and shall continue in effect through January 31, 2013 (the “Initial Term”).”

(b)	Schedule B is deleted and replaced with the attached Schedule B.

(c)	The following is added to the end of Schedule C:

“Notwithstanding the foregoing, no financial penalty or credit shall be due to the Funds pursuant to Schedule C so long as Citi is waiving its entire fee (expected to be from February 1, 2010 through December 31, 2011), however the Funds have all cancellation rights as provided for in Schedule C.”

2.	Representations and Warranties.

(a) Each party represents that it has full power and authority to enter into and perform this Amendment.

3.	Miscellaneous.

(a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

(b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

(c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

SALIENT ABSOLUTE RETURN FUND		SALIENT ABSOLUTE RETURN INSTITUTIONAL FUND

By:	/s/ John E. Price	By:	/s/ John E. Price
Name:	John E. Price	Name:	John E. Price
Title:	Principal Financial Officer	Title:	Principal Financial Officer

SALIENT ABSOLUTE RETURN MASTER FUND		SALIENT ABSOLUTE RETURN FUND, L.P.

By: Salient Advisors, L.P., its General Partner
By:	/s/ John E. Price
Name:	John E. Price	By	/s/ John E. Price
Title:	Principal Financial Officer		John E. Price, Authorized Person

SALIENT ABSOLUTE RETURN FUND (DELAWARE), LLC		SALIENT ABSOLUTE RETURN INSTITUTIONAL FUND (DELAWARE), LLC

Address:		Address:

Nemours Building, Suite 1410 1007 Orange Street Wilmington, DE 19801		Nemours Building, Suite 1410 1007 Orange Street Wilmington, DE 19801

Attn:	/s/ C. Anthony Shippam	Attn:	/s/ C. Anthony Shippam
Name:	C. Anthony Shippam	Name:	C. Anthony Shippam
President of CAS-SMC, LLC its Manager		President of CAS-SMC, LLC its Manager

CITI FUND SERVICES OHIO, INC.		SALIENT ABSOLUTE RETURN PRIVATE FUND (DELAWARE), LLC

By:	/s/ Joseph L. Rezabek	Address:
Name:	Joseph L. Rezabek
Title:	Vice President	Nemours Building, Suite 1410 1007 Orange Street Wilmington, DE 19801

		Attn:	/s/ C. Anthony Shippam
		Name:	C. Anthony Shippam
President of CAS-SMC, LLC its Manager

SCHEDULE B

TO THE ADMINISTRATION AGREEMENT

Fees

The Funds will pay no fees through December 31, 2011. Commencing on January 1, 2012, the Fees for all Funds shall be:

Base Annual Fee

On incremental net assets of:	Basis points
$0 - $2 billion	6.0
>$2 billion - $5 billion	5.0
>$5 billion - $15 billion	2.0
>$15 billion	1.25
Additional annual fee per investor (over 100 investors per Fund)	$19.50

All fees listed above are listed at annual rates and represent aggregate fees to cover services for all Funds unless otherwise noted, and are billed monthly. Each Fund will be charged a portion of aggregate fees as the parties agree from time to time.

The Base Annual Fee set forth above shall be computed based on the aggregate Net Asset Value of all Funds computed as of the last day of each month, provided that any portion of a Fund’s Net Asset Value invested in another Fund shall be deducted from the investing Fund’s Net Asset Value before such aggregation to prevent double counting of assets in calculating the Annual Fee. Each Fund shall be charged its pro rata share of such fee based on the ratio of its Net Asset Value to the aggregate Net Asset Value of all Funds, provided fees on assets invested by one Fund in another Fund may be apportioned between the relevant Funds as the relevant Funds determine.

Investors are determined at the individual Fund level, and investors in more than one Fund will be counted separately in each Fund.

Out of Pocket Expenses and Miscellaneous Charges

The out of pocket expenses and miscellaneous services fees and charges provided for under the Agreement are not included in the above fees and shall also be payable to Citi in accordance with the provisions of the Agreement.